Exhibit 99.1
Solarfun Reports Third Quarter 2010 Results
SHANGHAI, November 9, 2010 — Solarfun Power Holdings Co., Ltd. ( “Solarfun” or the “Company”) (Nasdaq: SOLF), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic (PV) cells and modules in China, today reported its unaudited financial results for the quarter ended September 30, 2010. The Company will host a conference call to discuss the results at 7:00 am Eastern Time (8:00 pm Shanghai Time) on November 9, 2010. A slide presentation with details of the results will also be available on the Company’s website prior to the call.
THIRD QUARTER 2010 HIGHLIGHTS
•	Total net revenues were RMB 2,185.7 million (US$326.7 million), an increase of 24.7% from 2Q10 and an increase of 121.5% from 3Q09.

•	PV module shipments, including module processing services, reached 223.9 MW, an increase from 204.6 MW in 2Q10 and from 102.6 MW in 3Q09.

•	Average selling price (“ASP”), excluding module processing services, increased 4.6% to RMB 11.72 per watt (US$1.75) from RMB 11.19 per watt in 2Q10, and decreased 15.5% compared with RMB 13.86 per watt in 3Q09.

•	Gross profit increased 34.6% quarter-over-quarter to RMB 496.4 million (US$74.2 million) from RMB 368.8 million in 2Q10, and increased 142.8% from RMB 204.4 million in 3Q09.

•	Gross margin increased to 22.7% compared with 21.0% in 2Q10, primarily due to the increase in ASP. Gross margin in 3Q09 was 20.7%.

•	Operating income increased 45.5% quarter-over-quarter to RMB 391.8 million (US$58.6 million) from RMB 269.2 million in 2Q10, and increased 202.8% from RMB 129.4 million in 3Q09.

•	Operating margin improved to 17.9% from 15.4% in 2Q10 and 13.1% in 3Q09.

•	Net income attributable to shareholders on a non-GAAP basis[1] was RMB 273.7 million (US$40.9 million), an increase of 18.1% from RMB 231.7 million in 2Q10 and an increase of 301.0% from RMB 68.2 million in 3Q09.

•	Net income per basic ADS on a non-GAAP basis was RMB 4.62 (US$0.69), an increase of 15.6% from RMB 4.00 in 2Q10 and an increase of 266.0% from RMB 1.26 in 3Q09.

•	Net loss attributable to shareholders on a GAAP basis was RMB 25.2 million (US$3.8 million), compared with net income attributable to shareholders of RMB 272.8 million in 2Q10. The loss in 3Q10 was attributable a non-cash loss of RMB 279.2 million (US$41.7 million) from the change in fair value of the convertible feature of the Company’s convertible bonds. There was a non-cash gain of RMB 57.8 million in 2Q10. As explained in prior quarters, the fluctuations in the fair value of the convertible feature of the Company’s convertible bonds are primarily due to changes in the Company’s ADS price, over which the Company has no direct control, and does not reflect the operating progress achieved by the Company.

•	Net loss per basic ADS on a GAAP basis was RMB 0.43 (US$0.06), compared with net income per basic ADS on a GAAP basis of RMB 4.71 in 2Q10 and RMB 2.53 in 3Q09.

•	Annualized ROE on a non-GAAP basis was 35.3% in 3Q10, compared with 35.9% in 2Q10 and 13.4% in 3Q09.

•	Annualized ROE on a GAAP basis was negative 2.9% in 3Q10, compared with 35.2% in 2Q10 and 20.9% in 3Q09.
Peter Xie, President of Solarfun, commented, “We are pleased with the results we achieved in the third quarter, particularly our record shipments and revenues as well as our increased gross margin, operating cost control and continued strong return on equity. In the first nine months of 2010, we have achieved non-GAAP earnings per basic ADS of US$1.70. We continue to see healthy market demand in the fourth quarter and beyond, and with increased scale and further vertical integration in 2011, we believe we will continue to be well-positioned for further profitable growth”

[1]	All non-GAAP numbers used in this press release exclude the accounting impact from the adoption of ASC 815-40, which relates to the accounting treatment for the convertible bonds. Please refer to the attached financial statements for the reconciliation between the GAAP and non-GAAP financial results.

STRATEGIC PARTNERSHIP WITH THE HANWHA GROUP
As previously announced, the strategic investment in Solarfun by the Hanwha Group, through Hanwha Solar Holdings Co., Ltd., was completed in September 2010. The net proceeds to Solarfun totaled approximately US$78 million, which Solarfun expects to use to fund its expansion plans and for general corporate purposes. Hanwha also purchased shares from Good Energies II LP and Yonghua Solar Power Investment Holding Ltd. in separate transactions. These transactions resulted in Hanwha holding a 49.99% interest in Solarfun . Three representatives of Hanwha were appointed to Solarfun’s Board, which comprises four independent directors and three appointees from Hanwha. (For full details of these transactions and the biographies of new Board members, see Solarfun’s press release issued on October 8, 2010 ).
Solarfun believes that the strategic partnership with Hanwha provides a number of synergies and growth opportunities for Solarfun, including:
•	Hanwha is a large and well-capitalized Korean conglomerate with global reach, brand and access to capital.

•	Hanwha has identified the solar industry as its primary growth opportunity in the future and intends to establish Solarfun as its flagship vehicle to become a top three solar module producer globally by 2015.

•	Hanwha intends to aggressively pursue upstream businesses such as polysilicon and downstream businesses such as solar project development, management and financing. Hanwha is well positioned to achieve these goals leveraging its existing chemical, engineering and construction as well as financial services provided by its affiliates.

•	This strategic partnership provides a “virtual” vertically integrated solar business unit with brand, scale and low-cost production. This virtual integration strategy also spreads business risk and capital requirements across the two organizations.
THIRD QUARTER 2010 RESULTS
•	Total net revenues were RMB 2,185.7 million (US$326.7 million), an increase of 24.7% from 2Q10 and an increase of 121.5% from 3Q09. The increase in net revenues in 3Q10 compared with 2Q10 was primarily due to higher shipments and higher ASP, reflecting strong end market demand.

•	Revenue contribution from PV module processing services as a percentage of total net revenues was 6.9%, compared with 11.9% in 2Q10.

•	PV module shipments, including module processing services, reached 223.9 MW, an increase from 204.6 MW in 2Q09 and from 102.6 MW in 3Q09.

•	The geographic breakdown by shipment destination in terms of total module revenue in 3Q10 and 2Q10 was as follows:

•	Module revenue attributable to shipments to Germany decreased to 53% in 3Q10 from 63% in 2Q10, while shipments to Italy, USA, Netherlands and Canada increased during 3Q10.

•	Average selling price (“ASP”), excluding module processing services, increased 4.6% to RMB 11.72 per watt (US$1.75) from RMB 11.19 per watt in 2Q10. The increase in ASP in 2Q10 reflects the increase in module prices due to tight end market conditions as well as the appreciation of Euro against the RMB.

•	Gross profit increased 34.6% quarter-over-quarter to RMB 496.4 million (US$74.2 million) from RMB 368.8 million in 2Q10, and increased 142.8% from RMB 204.4 million in 3Q09. Gross margin increased to 22.7% from 21.0% in 2Q10, primarily due to the increase in ASP.

•	The blended COGS per watt, excluding module processing services, was US$1.35, representing a 3.2% increase from US$1.31 in 2Q10. The increase was primarily due to the increase in the cost of silicon materials, including polysilicon and externally sourced wafers and cells. The blended COGS takes into account the processing cost (silicon and non-silicon) using internally sourced wafers, purchase costs and additional processing costs of externally sourced wafers and cells, as well as freight costs.

•	The production cost (including both silicon and non-silicon costs) using internal wafers was US$1.16 per watt, representing a 3.6% increase from US$1.12 per watt in 2Q10. The increase was primarily due to the increase in the cost of polysilicon.

•	Operating profit was RMB 391.8 million (US$58.6 million), representing an increase of 45.5% from RMB 269.2 million in 2Q10 and an increase of 202.8% from RMB 129.4 million in 3Q09. Operating margin for 3Q10 was 17.9%, which compares to 15.4% in 2Q10 and 13.1% in 3Q09. Operating expenses as a percentage of total net revenues decreased to 4.8% from 5.7% in 2Q10 and 7.6% in 3Q09.

•	Interest expense was RMB 39.9 million (US$6.0 million), compared with RMB 40.2 million in 2Q10 and RMB 40.8 million in 3Q09.

•	The Company recorded a net foreign exchange loss of RMB 31.8 million (US$4.8 million), which combined a foreign exchange gain with losses from the change in fair value of foreign currency derivatives. The Company recorded a net foreign exchange gain of RMB 15.1 million in 2Q10 and a net foreign exchange loss of RMB 19.3 million in 3Q09.

•	Loss from the change in fair value of the conversion feature of the Company’s convertible bonds was RMB 279.2 million (US$41.7 million), compared with a gain of RMB 57.8 million in 2Q10 and a gain of RMB 82.4 million in 3Q09. The fluctuations, from the adoption of ASC 815-40 on January 1, 2010, were primarily due to changes in the Company’s ADS price during the quarter. This line item has fluctuated, and is expected to continue to fluctuate quarter-to-quarter. The Company has no direct control over the fluctuations.

•	On a non-GAAP basis, net income attributable to shareholders was RMB 273.7 million (US$40.9 million), compared with RMB 231.7 million in 2Q10 and RMB 68.2 million in 3Q09. Net income per basic ADS, on a non-GAAP basis, was RMB 4.62 (US$0.69) in 3Q10, compared with RMB 4.00 in 2Q10 and net loss per basic ADS of RMB 1.26 in 3Q09.

•	On a GAAP basis, net loss attributable to shareholders was RMB 25.2 million (US$3.8 million), compared with net income attributable to shareholders of RMB 272.8 million in 2Q10 and RMB 136.6 million in 3Q09. Net loss per basic ADS was RMB 0.43 (US$0.06) in 3Q10, compared with net income per basic ADS of RMB 4.71 in 2Q10 and RMB 2.53 in 3Q09.

•	On a non-GAAP basis, the Company had an annualized return on equity of 35.3% in 3Q10, compared with 35.9% in 2Q10 and 13.4% in 3Q09.

•	On a GAAP basis, the Company had an annualized return on equity of negative 2.9% in 3Q10, compared with 35.2% in 2Q10 and 21.0% in 3Q09.
FINANCIAL POSITION
As of September 30, 2010, the Company had cash and cash equivalents of RMB 1,296.7 million (US$193.8 million) and net working capital of RMB 2,681.6 million (US$400.8 million), compared with cash and cash equivalents of RMB 885.4 million and net working capital of RMB 2,002.4 million as of June 30, 2010. Total short-term bank borrowings (including the current portion of long-term bank borrowings) were RMB 950.5 million (US$142.1 million), compared with RMB 706.0 million as of June 30, 2010. The increase in short-term borrowings was because the Company accessed short-term credit facilities to fund working capital needs.
As of September 30, 2010, the Company had total long-term debt of RMB 1,128.4 million (US$168.7 million), which comprised both long-term bank borrowings and convertible notes payable. The Company’s long-term bank borrowings are to be repaid in installments until their maturity in 2011 and 2012. Holders of the convertible notes have the option to require the Company to purchase the notes on January 15, 2015.
Net cash from operating activities in 3Q10 was negative RMB 194.0 million (US$29.0 million), compared with RMB 417.5 million in 2Q10 and RMB 160.3 million in 3Q09. The decrease from 2Q10 was primarily due to the increase in accounts receivables as well as advances to suppliers.
As of September 30, 2010, accounts receivable increased to RMB 1,289.9 million (US$192.8 million) from RMB 828.9 million as of June 30, 2010 and RMB 707.2 million as of September 30, 2009. Days sales outstanding decreased slightly to 46 days in 3Q10 from 48 days in 2Q10 and 56 days in 3Q09.
As of September 30, 2010, inventories increased to RMB 689.6 million (US$103.1 million) from RMB 591.6 million as of June 30, 2010 but decreased from RMB 808.4 million as of September 30, 2009. Days inventory outstanding improved to 35 days in 3Q10 from 43 days in 2Q10 and from 88 days in 3Q09, primarily because of continued improvements in the Company’s supply chain management.
Capital expenditures were RMB 113.5 million (US$17.0 million) in 3Q10. In the first nine months of 2010, the total capital expenditures were RMB 386.8 million (US$57.8 million).
CAPACITY EXPANSION
Details on the Company’s production capacities and expected production capacities are as follows:
Capacity ramp-up plan

					Dec 31, 2010	2011
		Sept 30, 2009	June 30, 2010	Sept 30, 2010	(Estimated)	(Projected)
Ingot	MW	300	360	360	360	800
Wire saw	MW	300	400	400	400	800
Cell	MW	360	400	500	500	1300
Module	MW	550	700	900	900	1500
The Company announced on October 12, 2010 that it plans to complete the following expansion by the third quarter of 2011:
•	Cell capacity to increase from 550 MW to 820 MW;

•	Wire saw capacity to increase from 400 MW to 572 MW; and

•	Ingot capacity in increase from 360 MW to 510 MW.
The Company plans to further expand the production capacity as stated in above table. The ramp-up of the additional capacity will commence in the second quarter of 2011 and be completed by the end of the fourth quarter 2011.
BUSINESS OUTLOOK
The Company provides the following guidance based on current operating trends and market conditions.
For 4Q10, the Company expects:
•	Total module shipments to be 205 MW to 215 MW, of which about 25% to 30% will be for PV module processing services.

•	ASP excluding PV module processing services to increase slightly from 3Q10, assuming that the average Euro/US dollar exchange rate stays at approximately 1.35 during 4Q10.
For the full year 2010, the Company will also raise the shipment guidance from 750 MW to approximately 785 MW.

For the fourth quarter of 2010, the Company expects a slight decline in module shipments compared with the previous quarter. This does not reflect the strength of market demand nor the Company’s competitive position. The decline in the forecast module shipments is due to the following reasons:
•	As previously announced, the Company will be converting some of its existing cell lines into high-efficiency cell capacity with the installation of selective emitter technology. This will cause some temporary loss of internal cell capacity in the fourth quarter.
•	The Company has made a conscious business decision to balance customer needs with corporate profitability goals and will therefore reduce its purchase of externally sourced cells, which are more expensive than internally sourced cells.
CONFERENCE CALL
The Company will host a conference call to discuss the 3Q2010 results at 7:00 am Eastern Time (8:00 pm Shanghai Time) on November 9, 2010.
Mr. Peter Xie, CEO and President, Mr. Gareth Kung, Chief Financial Officer, and Mr. Paul Combs, Vice President of Strategic Planning, will discuss the results and take questions following the prepared remarks. A representative of Hanwha Chemical Corporation will participate on the call and comment on the recent investment in Solarfun.
The dial-in details for the live conference call are as follows:
•	U.S. Toll Free Number: 1.800.638.4930

•	International dial-in number: +1.617.614.3944

•	China Toll Free Number (North): 10 800 152 1490

•	China Toll Free Number (South): 10 800 130 0399
     Passcode: SOLF
A live webcast of the conference call will be available on the investor relations section of the Company’s website at: http://investors.solarfun-power.com/. A replay of the webcast will be available for one month.
A telephone replay of the call will be available for seven days after the conclusion of the conference call. The dial-in details for the replay are as follows:
•	U.S. Toll Free Number: +1 888 286 8010

•	International dial-in number: +1 617 801 6888
     Passcode: 36339192
FOREIGN CURRENCY CONVERSION
The conversion in this release of Renminbi into U.S. dollars is made solely for the convenience of the reader, and is based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board as of September 30, 2010, which was RMB 6.6905 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on September 30, 2010 or at any other date. The percentages stated in this press release are calculated based on Renminbi amounts.
USE OF NON-GAAP FINANCIAL MEASURES
The Company has included in this press release certain non-GAAP financial measures, including certain line items presented on the basis that the accounting impact of the adoption of ASC 815-40 had not been recorded. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of the Company and when planning and forecasting future periods. Readers are cautioned not to view non-GAAP financial measures on a stand-alone basis or as a substitute for GAAP measures, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP measures with non-GAAP measures also included herein.
SAFE HARBOR STATEMENT
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include 4Q and full-year 2010 estimates for PV product shipments, ASPs, production capacities and other results of operations. Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions. Solarfun disclaims any obligation to update or correct any forward-looking statements.
About Solarfun
Solarfun Power Holdings Ltd. (NASDAQ: SOLF) is a leading manufacturer of solar PV cells and modules in China, focusing on delivering high quality and reliable products at competitive prices. Solarfun produces its monocrystalline and polycrystalline products at its internationally certified, vertically-integrated manufacturing facilities. Solarfun partners with third-party distributors, OEM manufacturers, and system integrators to sell its modules into large-scale utility, commercial and governmental, and residential/small commercial markets. Solarfun maintains a strong global presence with local staff throughout Europe, North America, and Asia. Solarfun embraces environmental responsibility and sustainability by taking an active role in the photovoltaic cycle voluntary recycling program.
     For further information, please contact:
Solarfun Power Holdings Co., Ltd.
Investor Contact:
Paul Combs
V.P. Strategic Planning
Building 1, 18th Floor
1199 Minsheng Road, Shanghai, PRC 200135
P. R. China
Tel: 86-21-3852 1533 / Mobile: 86 138 1612 2768
E-mail: paul.combs@solarfun-power.com

Christensen

Kathy Li
Tel: +1 480 614 3036
E-mail: kli@ChristensenIR.com

Tip Fleming
Tel: +852 9212 0684
E-mail: tfleming@ChristensenIR.com

SOLARFUN POWER HOLDINGS CO., LTD.
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	December 31	June 30	September 30	September 30
	2009	2010	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	RMB	USD
ASSETS
Current assets
Cash and cash equivalents	645,720	885,442	1,296,734	193,817
Restricted cash	60,539	100,462	63,858	9,545
Derivative contracts	7,360	66,527	1,910	285
Accounts receivable, net	587,488	828,939	1,289,932	192,800
Inventories, net	783,973	591,585	689,566	103,066
Advance to suppliers, net	979,762	954,220	1,246,336	186,284
Other current assets	180,315	225,340	236,285	35,318
Deferred tax assets	63,115	60,402	75,734	11,320
Amount due from related parties	12,458	96,220	—	—

Total current assets	3,320,730	3,809,137	4,900,355	732,435

Non-current assets
Fixed assets — net	1,586,283	1,764,560	1,829,395	273,432
Intangible assets — net	208,563	207,949	206,856	30,918
Goodwill	134,735	134,735	134,735	20,138
Deferred tax assets	13,789	15,013	16,239	2,427
Long-term deferred expenses	33,158	30,289	29,639	4,430

Total non-current assets	1,976,528	2,152,546	2,216,864	331,345

TOTAL ASSETS	5,297,258	5,961,683	7,117,219	1,063,780

LIABILITIES
Current liabilities
Derivative contracts	1,148	739	70,605	10,553
Short-term bank borrowings	404,764	530,985	748,010	111,802
Long-term bank borrowings, current portion	90,000	175,000	202,500	30,267
Accounts payable	441,768	410,061	528,902	79,053
Notes payable	186,921	209,590	142,509	21,300
Accrued expenses and other liabilities	191,895	270,674	356,860	53,338
Customer deposits	59,685	122,743	127,498	19,057
Deferred tax liability	—	—	766	115
Unrecognized tax benefit	27,385	27,385	27,385	4,093
Amount due to related parties	16,765	59,578	13,767	2,058

Total current liabilities	1,420,331	1,806,755	2,218,802	331,636

Non-current liabilities
Long-term bank borrowings, non-current portion	380,000	250,000	200,000	29,893
Convertible notes payable	658,653	634,666	928,369	138,759
Long term payable	—	—	—	—
Deferred tax liability	26,566	26,271	26,124	3,905

Total non-current liabilities	1,065,219	910,937	1,154,493	172,557

TOTAL LIABILITIES	2,485,550	2,717,692	3,373,295	504,193

Redeemable ordinary shares	55	55	55	8

EQUITY
Shareholders’ equity
Ordinary shares	227	227	252	38
Additional paid-in capital	2,331,797	2,352,293	2,877,447	430,079
Statutory reserves	69,564	104,467	151,541	22,650
Retained earnings	410,065	786,949	714,629	106,812

Total shareholders’ equity	2,811,653	3,243,936	3,743,869	559,579
Noncontrolling interest	—	—	—	—

TOTAL EQUITY	2,811,653	3,243,936	3,743,869	559,579

TOTAL LIABILITIES, MEZZAINNE EQUITY AND SHAREHOLDERS’ EQUITY	5,297,258	5,961,683	7,117,219	1,063,780

SOLARFUN POWER HOLDINGS CO., LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For the three months ended
	September 30	March 31	June 30	September 30	September 30
	2009	2010	2010	2010	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	RMB	RMB	USD
Net revenues	986,798	1,475,832	1,752,708	2,185,749	326,695

Cost of revenues	(782,399)	(1,203,334)	(1,383,868)	(1,689,393)	(252,506)

Gross profit / (loss)	204,399	272,498	368,840	496,356	74,189

Operating expenses
Selling expenses	(24,806)	(29,481)	(39,238)	(44,195)	(6,606)
G&A expenses	(42,888)	(38,027)	(42,092)	(55,716)	(8,328)
R&D expenses	(7,324)	(15,916)	(18,290)	(4,672)	(698)

Total operating expenses	(75,018)	(83,424)	(99,620)	(104,583)	(15,632)

Operating profit (loss)	129,381	189,074	269,220	391,773	58,557

Interest expenses	(40,757)	(40,919)	(40,230)	(39,870)	(5,959)
Interest income	2,150	544	1,285	1,962	293
Exchange gain (loss)	8,139	(47,011)	(82,258)	76,220	11,392
Gain (loss) on change in fair value of derivative	(27,466)	50,756	97,312	(108,042)	(16,149)
Gain (loss) on change in conversion feature fair value of convertible bond	82,357	(2,505)	57,765	(279,228)	(41,735)
Other income	1,212	3,008	9,196	5,086	760
Other expenses	(1,903)	(1,996)	(484)	(1,291)	(193)
Government grant	1,957	9,365	13,195	3,669	548

Net income (loss) before income tax	155,070	160,316	325,001	50,279	7,514

Income tax expenses	(18,117)	(21,367)	(52,163)	(75,525)	(11,288)

Net income (loss)	136,953	138,949	272,838	(25,246)	(3,774)

Net loss attributable to non-controlling interest	331	0	0	0	0

Net income (loss) attributable to shareholders	136,622	138,949	272,838	(25,246)	(3,774)

Net income (loss) per share
Basic	0.51	0.48	0.94	(0.09)	(0.01)
Diluted	0.51	0.48	0.73	(0.09)	(0.01)

Shares used in computation
Basic	270,304,495	289,674,891	289,851,889	296,202,329	296,202,329
Diluted	270,503,158	290,187,034	335,514,967	296,202,329	296,202,329

Net income (loss) per ADS
Basic	2.53	2.40	4.71	(0.43)	(0.06)
Diluted	2.53	2.39	3.63	(0.43)	(0.06)

ADSs used in computation
Basic	54,060,899	57,934,978	57,970,378	59,240,466	59,240,466
Diluted	54,100,632	58,037,407	67,102,993	59,240,466	59,240,466

	For the three months ended		For the three months ended
	September	June 30,	September	September
	30, 2009	2010	30, 2010	30, 2010
	(RMB	(RMB	(RMB
	million)	million)	million)	(US$ million)
Non-GAAP net income/(loss)	68.2	231.7	273.7	40.9

Fair value changes of the conversion features of the Convertible bonds	82.4	57.8	(279.2)	(41.7)

Accretion of interest of the Convertible bonds	(14.0)	(16.7)	(19.7)	(2.9)

GAAP net income/(loss)	136.6	272.8	(25.2)	(3.8)

	For the three months ended		For the three months ended
	September	June 30,	September	September
	30, 2009	2010	30, 2010	30, 2010
	(RMB)	(RMB)	(RMB)	(USD)
Non GAAP net income per ADS – Basic	1.26	4.00	4.62	0.69

Fair value changes of the conversion features of the Convertible bonds	1.52	1.00	(4.71)	(0.70)

Accretion of interest of the Convertible bonds	(0.26)	(0.29)	(0.33)	(0.05)

Net profit contributed to Solarfun Power Holdings Co., Ltd shareholders per ADS – Basic	2.53	4.71	(0.43)	(0.06)

ADS (Basic)	54,060,899	57,970,378	59,240,466	59,240,466

				Annualized	Annualized
				for the 3nd	for the 2st	Annualized for the
				quarter of	quarter of	3nd quarter of
	For the three months ended			2009	2010	2010
	September	June 30,	September	September	June 30,	September 30,
	30, 2009	2010	30, 2010	30, 2009	2010	2010
Non-GAAP Return on Equity	3.34%	8.97%	8.82%	13.36%	35.88%	35.28%

Fair value changes of the conversion features of the Convertible bonds	2.43%	0.36%	-8.98%	9.70%	1.44%	-35.90%

Accretion of interest of the Convertible bonds	-0.54%	-0.54%	-0.56%	-2.14%	-2.16%	-2.26%

GAAP Return on equity	5.23%	8.79%	-0.72%	20.92%	35.16%	-2.88%

SOLARFUN POWER HOLDINGS CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), except for number of shares and per share data)

	For three
	months
	ended		For three months ended
	September	June 30,	September	September
	30, 2009	2010	30, 2010	30, 2010
	RMB	RMB	RMB	USD
Cash flow from operating activities
Net income (loss)	136,953	272,838	(25,246)	(3,774)
Adjustments to reconcile net income (loss) to net cash provided (used) in operating activities:
Unrealised financial derivative	27,967	(19,644)	134,483	20,101
Loss from disposal of a subsidiary
Amortization of convertible bonds discount	12,946	14,693	14,475	2,164
Changes in fair value of conversion feature of convertible bonds	-82,357	(57,765)	279,228	41,735
Loss from disposal of fixed assets	20	105	133	20
Depreciation and amortization	41,403	44,900	48,064	7,184
Amortization of long-term deferred expense	1,636	1,796	1,802	269
Provision for doubtful debt of advance to suppliers	-1,954		(46)	(7)
Reversal of doubtful debt for accounts receivable	115		0	0
Write down of inventory	71,971	19,881	41,498	6,203
Stock compensation expense	9,855	7,492	10,586	1,582
Warranty provision	8,259	13,038	21,705	3,244
Deferred tax benefit	-4,421	8,314	(15,939)	(2,382)
Unrecognized tax benefit	268	0	0	0
Changes in operating assets and liabilities
Restricted cash	-13,096	(16,022)	37,044	5,537
Inventory	-184,643	109,394	(139,479)	(20,847)
Account receivables	-193,022	20,019	(460,992)	(68,902)
Advances to suppliers	51,984	41,322	(292,070)	(43,654)
Prepaid expense	34,770	(6,819)	52,510	7,848
Other current assets	58,464	5,898	(63,457)	(9,487)
Amount due from related parties	-18,155	(9,489)	96,219	14,381
Accounts payable	143,970	(80,216)	42,067	6,288
Accrued expenses and other liabilities	33,950	44,919	64,461	9,635
Customer deposits	18,000	(18,683)	4,755	711
Amount due to related parties	5,461	21,504	(45,811)	(6,847)

Net cash provided (used) in operating activities	160,344	417,475	(194,010)	(28,998)

Cash flows from investing activities
Acquisition of fixed assets	-46,623	(188,170)	(103,397)	(15,454)
Change of restricted cash	142,308	(6,140)	(440)	(66)
Acquisition of intangible assets		(140)	0	0

Net cash provided (used) in investing activities	95,685	(194,450)	(103,837)	(15,520)

Cash flows from financing activities			0	0

	For three
	months
	ended		For three months ended
	September	June 30,	September	September
	30, 2009	2010	30, 2010	30, 2010
	RMB	RMB	RMB	USD
Proceeds from share lending arrangement with Hanwha			21	3
Proceeds from exercise of stock option		751	4,263	637
Proceeds from issuance of ordinary shares	78,607		510,330	76,277
Proceeds from short-term bank borrowings	631,564	97,143	460,713	68,861
Payment of short term bank borrowings	-1,011,840	(349,290)	(243,688)	(36,423)
Proceeds from long term bank borrowings	300,000	0	0	0
Payment for long term bank borrowings	-7,500	(22,500)	(22,500)	(3,363)
Utilization of notes payables	51,586		0	0

Net cash provided (used) by financing activities	42,417	(273,896)	709,139	105,992

Net increase (decrease) in cash and cash equivalents	298,446	(50,871)	411,292	61,474
Cash and cash equivalents at the beginning of period	494,740	936,313	885,442	132,343

Cash and cash equivalents at the end of period	793,186	885,442	1,296,734	193,817

Supplemental disclosure of cash flow information:
Interest paid	100,412	13,731	31,438	4,699
Income tax paid		31,542	41,589	6,216
Realized gain from derivative contracts	503	77,668	26,443	3,952
Supplemental schedule of non-cash activities:
Acquisition of fixed assets included in accounts payable, accrued expenses and other liabilities	33,702	16,332	9,694	1,449
Conversion of CB into ordinary shares
Transfer of unamortized debt issurance costs to equity upon conversion of CB into oridinary shares